Cloud Peak Energy Inc.

505 S. Gillette Ave.

Gillette, Wyoming 82716

December 5, 2012

John Reynolds, Assistant Director

Adam F. Turk

David Link

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Cloud Peak Energy Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 17, 2012

File No. 001-34547

Dear Mr. Reynolds, Mr. Turk and Mr. Link:

Set forth below is the supplemental response of Cloud Peak Energy Inc. (the “Company,” “we,” “us” or “our”) to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 15, 2012, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed with the Commission on February 17, 2012.

For your convenience, the Company’s supplemental response is prefaced by the exact text of the Staff’s comment in bold, italicized text.

Legal Proceedings, page 50

1.                                      We note your disclosure on page 5 that on June 30, 2011 and August 11, 2011, you entered into two separate Federal Coal Leases with the BLM which increased your proven and probable reserves at the Antelope Mine by 383 million tons.  However, the coal leases are currently subject to pending legal challenges. Given the amount of reserves subject to the legal challenges, please confirm that in future filings you will provide a full description pursuant to Item 103 of Regulation S-K regarding these proceedings, or alternatively, please tell us how you determined that these legal challenges are not material.

RESPONSE:

As discussed in our prior response letter to the Staff, dated November 20, 2012, in future filings we intend to provide a full description pursuant to Item 103 of Regulation S-K of the pending legal challenges against the regulatory authorities associated with our coal leases with the BLM at the Antelope mine.  We anticipate that this description will read substantially as set forth below under the heading, “West Antelope II LBA Challenges” (subject to any necessary updates resulting from subsequent developments with respect to the challenges).  In addition, we note for the Staff that disclosure regarding these pending legal challenges was also included in the following places in our 2011 Form 10-K, and we anticipate including similar disclosures (subject to any necessary updates resulting from subsequent developments with respect to the challenges) in our upcoming 2012 Form 10-K:

•                  Part I, Item 1 (Business), on page 5 under “Antelope Mine”;

•                  Part I, Item 1 (Business), on page 13 under “Mining Permits and Approvals”;

•                  Part I, Item 1 (Business), on page 19 under “Global Climate Change”;

•                  Part I, Item 1A (Risk Factors), on page 27 under “Because most of the coal in the vicinity of our mines is owned by the U.S. federal government, our future success and growth would be affected if we are unable to acquire or are significantly delayed in the acquisition of additional reserves through the federal competitive leasing process.”;

•                  Part I, Item 2 (Properties), on pages 47 and 48 under “Reserve Acquisition Process”;

•                  Part I, Item 3 (Legal Proceedings), on page 50 under “Other Legal Proceedings”; and

•                  Part II, Item 8 (Financial Statements and Supplementary Data), on pages 119 and 120 in financial statement footnote 15 “Commitments and Contingencies” under “Other Legal Proceedings.”

“West Antelope II LBA Challenges

Challenges Against the BLM’s Leasing Process; Intervention by Cloud Peak Energy and Others — On May 3, 2010, WildEarth Guardians, Defenders of Wildlife and Sierra Club (collectively, “WildEarth”) and the Powder River Basin Resource Council (“PRBRC”) filed appeals with the Interior Board of Land Appeals (“IBLA”) regarding the U.S. Bureau of Land Management’s (“BLM”) decision to offer the West Antelope II (“WAII”) coal tracts for lease.  On June 29, 2010, WildEarth voluntarily dismissed its appeal.  On July 13, 2010, WildEarth filed a complaint in the United States District Court for the District of Columbia (“D.C. District Court”) challenging the BLM’s decision.  On November 2, 2010, the IBLA issued a decision in PRBRC’s appeal, rejecting all of PRBRC’s arguments and affirming the BLM’s decision in all respects.  On January 3, 2011, PRBRC filed a complaint in the D.C. District Court appealing the IBLA decision.  On May 8, 2011, the D.C. District Court consolidated the WildEarth and PRBRC challenges.  Antelope Coal LLC, a wholly-owned subsidiary of CPE Resources, (along with the National Mining Association and the State of Wyoming) intervened in the consolidated action on the side of the BLM.  In the consolidated action, WildEarth and PRBRC requested that the court vacate the BLM’s authorization, sale and issuance of the WAII leases and enjoin any coal mining activity on the leases until the BLM and the U.S. Fish and Wildlife Service had undertaken additional environmental analysis requested by the plaintiff organizations.

Award of LBAs to Cloud Peak Energy — On May 11, 2011, the BLM held a competitive sale for the WAII North Tract.  On June 15, 2011, the BLM held a competitive sale for the WAII South Tract.  Antelope Coal LLC was the successful high bidder in both sales, and the BLM issued leases to Antelope Coal LLC for the North Tract effective July 1, 2011 and for South Tract effective September 1, 2011.

District Court Rejection of Challenges; Appeal by Plaintiffs — On July 30, 2012, the D.C. District Court rejected WildEarth’s and PRBRC’s consolidated challenge to the IBLA decision and denied their request that the court vacate the WAII leases as well as their requested injunction against coal mining activity on the leases.  On September 25, 2012 and September 26, 2012, PRBRC and WildEarth, respectively, filed notices of appeal in the United States Circuit Court of Appeals for the District of Columbia.  Both groups are appealing the decision issued by the D.C. District Court and have not yet specified what relief they are seeking from the appellate court.  Antelope Coal LLC is a respondent-intervenor in the consolidated appeal.  Any adverse outcome of the appeal could adversely impact or delay our ability to mine the coal subject to the leases.”

*                                         *                                         *

Pursuant to your request, the Company hereby acknowledges that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions that you have with respect to the foregoing to the undersigned or to Andi Yorio at Vinson & Elkins L.L.P. at (713) 758-3652.

Sincerely,

CLOUD PEAK ENERGY INC.

By:	/s/ Michael Barrett
	Name:	Michael Barrett
	Title:	Chief Financial Officer

cc:                                Bryan Pechersky, Senior Vice President and General Counsel, Cloud Peak Energy Inc.